

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 18, 2010

Sent via U.S. Mail and facsimile to (559)323-3310

Daniel J. Doyle
President and Chief Executive Officer
Central Valley Community Bancorp
7100 North Financial Drive
Fresno, CA 93720

> **RE:** **Central Valley Community Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 19, 2009**
> **Form 10-K/A for Central Valley Community Bancorp Escrow Fund for**
> **the Transition Period from November 13, 2008 to December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for the Period Ended September 30, 2009**
> **Filed November 13, 2009**
> **File No. 000-31977**

Dear Mr. Doyle,

We have reviewed your letter filed on February 4, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 8. Financial Statements

Note 19. Subsequent Event, page 103

1.   We note your response to prior comment 3. If true, please confirm that you will include this information in your future filing disclosures. We also note your statement that you determined the discount rate of 7% was appropriate based on your risk profile. Please tell us in more detail how you determined that discount rate was appropriate. In your response, please also quantify the impact to both the fair value of the preferred stock and to your net income available to common shareholders if the discount rate used had been higher (e.g. 10%).

Form 10-Q for the period ended September 30, 2009

Item 1. Financial Statements

Note 4. Investments, page 10

2.   We note your response to prior comment 5, including your proposed disclosures, related to underwater collateralized mortgage obligations (CMO) securities. Please tell us your methodology and assumptions used to determine that the 10 CMO securities that were underwater for greater than 12-months at September 30, 2009 were not other-than-temporarily impaired. In your response, please specifically address the following items:

   •   Tell us whether you performed an expected cash flow analysis for each individual CMO security.

   •   If you did not perform an expected cash flow analysis, please tell us how you quantitatively determined that the securities were not impaired.

   •   In your earnings release filed as Exhibit 99 to the Form 8-K filed on February 2, 2010 you disclose that you recorded an other-than-temporary impairment charge of $300,000 in the fourth quarter of 2009. Please tell us which security this related to.

3.   Considering the significant judgment required to determine if a security is other-than-temporarily-impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, please address the following

regarding your CMOs that are in an unrealized-loss position greater than 12-months at period end:

- Revise your future filings to disclose the number and amount of CMOs for which the lowest credit rating was below investment grade.

- Revise your future filings to disclose each individual security with at least one rating below investment grade. Specifically, please disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, and lowest credit rating assigned to the security.

- Revise your future filings to clearly disclose how you considered the below investment grade credit rating for these securities in your conclusion that these securities are not other-than-temporarily-impaired, and that no portion of their unrealized losses were credit related. Identify the factors that you believe caused the fair value of these securities to be significantly lower than cost.

* * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief